NO ACT

PE 12-30-9



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010626

February 24, 2010

Received SEC
FEB 2 4 2010
Washington, DC 20549

Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General Counsel
and Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-24-2010

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2009

Dear Mr. Tamoney:

This is in response to your letter dated December 30, 2009 concerning the shareholder proposal submitted to PepsiCo by John L. Thoma Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John L. Thoma Jr.

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2009

The proposal instructs the board of directors "to prohibit the support either financial or by any other means any organization or philosophy which either rejects or supports homosexuality" and "to demand a neutral philosophy concerning homosexuality in the workplace at all Pepsico facilities."

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7), as relating to PepsiCo's ordinary business operations. In this regard, we note that the proposal relates to financial support of organizations that either reject or support homosexuality. Proposals that concern charitable contributions directed to specific types of organizations are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PepsiCo relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PEPSICO



Tropicana



700 Anderson Hill Road, Purchase, New York 10577

December 30, 2009

Re: PepsiCo, Inc. –
Shareholder Proposal Submitted by John L. Thoma

Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
(via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), PepsiCo, Inc. ("PepsiCo" or the "Company"), a North Carolina corporation, is writing with respect to the shareholder proposal (the "Proposal") and supporting statement received by the Company on November 24, 2009 by John L. Thoma (the "Proponent") for inclusion in the proxy materials that PepsiCo intends to distribute in connection with its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials").

PepsiCo expects to file its 2010 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than March 24, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to you no later than 80 calendar days before PepsiCo intends to file its definitive 2010 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov. A copy of the Proposal and supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A. In addition, pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the proposal to be proper.

THE PROPOSAL

The Proposal states:

"We shareholders of PepsiCo common stock instruct the Board of Directors to prohibit the support either financial or by any other means any organization or philosophy which either rejects or supports homosexuality.

The shareholders further instruct the board of Directors to demand a neutral philosophy concerning homosexuality in the workplace at all PepsiCo facilities."

The supporting statement specifically states:

- "PepsiCo's assets belong to its shareholders. The expenditure or distribution of corporate assets and philosophical direction should be consistent with shareholders interests; and

- A subject as controversial as homosexuality is not appropriate for PepsiCo as a corporation to take sides."

BASES FOR EXCLUSION

PepsiCo hereby respectfully requests that the staff (the "Staff") of the Commission's Division of Corporation Finance concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to:

I. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations (i.e., contributions to specific types of organizations); and/or

II. Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related to the Company's Ordinary Business Operations.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (available May 21, 1998), the Commission explained that the underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission also stated that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.*

The Proposal at issue affects PepsiCo's ordinary business operations and "micro-manages" PepsiCo's business functions because it is directed at specific types of charitable giving and support. North Carolina Business Corporation Action Section 55-3-02(a)(13) grants the Company, like every North Carolina corporation, the specific power to "make donations for the public welfare or for charitable, religious, cultural, scientific, or educational purposes." North Carolina law, therefore, considers the giving of contributions generally to be within ordinary business operations. Deciding to become involved in charitable activities or other business support, a well-recognized important business activity engaged in regularly by most major public companies, is only the first level of management function.

The additional, and more complex, management activity focuses on selecting the organizations or functions to be the beneficiaries, and choosing among the wide range of possible community and social issues to support. Management must then match the selection of the type of charitable organization or function with the best means of corporate support, by allocating among limited resources such as financial assistance, product donations, services or devotion of employee's working hours. These decisions may take into account the company's marketing efforts, public relations, community outreach, reputation, product branding and even customer preferences. The giving may come from the corporate level or a business division, and may be focused on being affiliated with nationally recognized charities or functions to support for local schools. Therefore, PepsiCo believes that day-to-day oversight and decisions related to the Company's charitable or business contributions made to specific types of organizations is most efficiently and effectively left in the hands of the Company or the PepsiCo Foundation, a separate entity that focuses on health and wellness, diversity and inclusion and the environment. These are a host of complex matters and decisions involved in the selection process, about which the shareholders would not be in a position to make an informed judgment.

In examining the Proposal at hand, the Proposal asks the Board to explicitly prohibit charitable contributions to or support of organizations or philosophies that "reject or support" homosexuality. The Proponent reaffirms that the intent of the proposal is directed at contributions or support of specific types of organizations, rather than focused on charitable contributions generally, in the supporting statement that "homosexuality is not appropriate for Pepsi[Co]as a corporation to take sides." In previous no-action letter requests, the Staff has consistently concurred that similar proposals requesting a company to refrain from making contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., *Walgreen Co.* (avail. Oct. 20, 2006) (permitted the exclusion of a proposal recommending the company to disassociate itself and provide no additional financial support to the "gay games" or other activities supporting, proselytizing, promoting or encouraging homosexual activities or life style); *Wachovia Corp.* (avail. Jan. 25, 2005) (concurring that a proposal recommending that the board disallow contributions to Planned Parenthood and related organizations was excludable under Rule 14a-8(i)(7) because it related to "contributions to specific types of organizations"); *Verizon Communications, Inc.* (avail. Jan. 25, 2005) (permitted the exclusion of a proposal recommending that the board disallow contributions to nonprofit organizations primarily associated with Jesse Jackson because it related to "contributions to specific organizations.").

In contrast, the Staff has determined that proposals asking for action on charitable giving generally, that do not single out any particular type of organization and associated social issue, are not excludable under Rule 14a-8(i)(7). See, e.g., *Ford Motor Co.* (avail. Feb. 25, 2008) (denying exclusion of a proposal recommending that the company list the identities of recipients of corporate contributions of $5,000 or more); and *Microsoft Corp.* (avail. Aug. 11, 2003) (denying exclusion of a proposal recommending that the company refrain from making any charitable contributions). We note that merely because the Proposal speaks to prohibiting charitable giving directed at organizations that both "support and reject" homosexuality, rather than target groups that clearly advocate for or against, does not mean that the Proposal is not directed at specific organizations since it is focused on organizations with a view on issues of homosexuality. In fact, this Proposal plainly differs from a proposal PepsiCo itself previously received that the Staff determined cannot be excluded, concerning charitable contributions generally. *PepsiCo* (March 2, 2009). That prior proposal asked for action concerning charitable contributions generally and did not focus on prohibiting giving to a specific group or type of organization. Here, as unambiguously stated in the resolution, the proponent wishes to instruct PepsiCo's Board of Directors to "prohibit the support either financial or by any other means any organization supporting or rejecting homosexuality."

PepsiCo believes that the day-to-day oversight and management of its corporate and charitable endeavors when focused on the type of organizations to be recipients, is most efficiently and effectively left in the hands of its management and staff who are best suited to make the selection taking into consideration all the factors important to the company, including contribution size, type and timing. The Proposal does not seek to change or eliminate PepsiCo's corporate charitable contributions as a general policy matter and but instead seeks to eliminate contributions of a specific nature, those that specifically support or reject homosexuality. The Proposal clearly seeks to "micro-manage" PepsiCo's decision-making with respect to its business and charitable contribution decisions and is not related to a social issue. For these reasons, the proposal should be excluded from the Company's 2010 Proxy Materials.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, Section B.4 (Sept. 15, 2004); see also *Idacorp, Inc.* (Sept. 10, 2001); *Philadelphia Electric Co.* (July 30, 1992).

The Staff has previously permitted companies to exclude stockholder proposals under Rule 14a-8(i)(3) where proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals may be subject to differing interpretations since "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal because terms such as "any major shareholder" would be subject to differing interpretations); see also *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal seeking to adopt a new policy for senior executive compensation but failing to define critical terms in the proposal such as "industry peer group" and "relevant period of time"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Prudential Financial, Inc.* (Feb. 16, 2006) (permitting exclusion of a proposal urging stockholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs," but failing to define terms such as "senior management incentive compensation"); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal requesting that "compensation" of executives be based on "stock growth," but not specifying whether it addressed all executive compensation or merely stock-based compensation); *Eastman Kodak Co.* (Mar. 3, 2003) (permitting exclusion of a proposal seeking to cap executive salaries "to include bonus, perks and stock options" but failing to define terms such as "perks" and providing no guidance as to how options should be valued); *Pfizer Inc.* (Feb. 18, 2003) (permitting exclusion of a proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price," where "highest stock price" was subject to multiple interpretations); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking an "individual cap on salaries and benefits of one million dollars for GE officers and directors" but failing to define terms such as "benefits" or provide guidance on how benefits should be measured); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'"); and *Hershey Foods Corp.* (Dec. 27, 1988) (permitting exclusion of a proposal seeking to establish a policy restricting the company's advertising because the "standards under the proposal may be subject to differing interpretations").

Here, the Proposal fails to define several key terms, leaving the Proposal vague and indefinite given that the terms are open to an endless range of interpretation. The Proposal requests the prohibition of support, financial or "by any other means," to "any organization or philosophy which either rejects or supports homosexuality." These key terms, which the Proposal failed to clarify or define, are subject to vastly different meanings. On one end of the spectrum, the Proposal may be asking that, if implemented, the Company must refrain from providing monetary or other contributions to any organizations whose core purpose is to advocate for or against issues involving homosexuality. Or more broadly, the Company may need to cease giving to any organization that supports diversity or anti-discrimination efforts, which could also be viewed to "support" homosexuality.

It is particularly unclear how the Proposal intends for PepsiCo to cease supporting any "philosophy" which either rejects or supports homosexuality. This addition appears to be intended to extend beyond PepsiCo's charitable giving to organizations. "Philosophy" could encompass general corporate principles, company policies, religious theory, even compliance with laws, or it could have a much less tangible meaning and impact and speak to the overall corporate tone. Since "philosophy" is vague and indefinite in this context, PepsiCo is unable to recognize how it currently supports any "philosophy" involving issues supporting or rejecting issues of homosexuality today, making it difficult for PepsiCo to cease doing so if the Proposal is implemented.

The term "philosophy" is also present in the second part of the Proposal, which further instructs the board of directors to demand a "neutral philosophy" concerning homosexuality in the workplace at all PepsiCo facilities. Again, the ambiguity surrounding this mandate makes implementation difficult if not impossible. Since the Company could not be sure what "philosophy" means in the first instance, it could not possibly maintain a "neutral philosophy" in its workplace. The Proposal could be read to prohibit the hiring of anyone with a view of any kind on issues of homosexuality (including as a result of religious affiliations), or even the hiring of an individual who is homosexual. Alternatively, it could mean the company should prohibit employees from engaging in any discussions on issues of homosexuality at the workplace, or the creation of any support organizations for employees who are homosexual. It could also be asking that PepsiCo ignore local and state laws on anti-discrimination in employment matters, as those laws are arguably not "neutral" in their "philosophy" on homosexuality but rather intended to protect certain classes of employees.

The Proposal could, if implemented, also prevent the Company from entering into or maintaining key contractual relationships with suppliers, vendors and customers who have implemented or adhere to a commitment to diversity and inclusion. Many of the companies' counterparties have commitments related to, for example, maintaining a diverse workforce and an inclusive work environment that extends to sexual orientation. These counterparties could be considered to be organizations that support homosexuality, and as such, PepsiCo would be prohibited from doing business them under the Proposal.

It is apparent the Proposal lacks specificity, fails to define key terms and contains vague and ambiguous references. As a result, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require. Furthermore, any action taken by the Company could be significantly different from the actions envisioned by stockholders voting on the Proposals. Accordingly, the Company believes it may properly omit all of the Proposals pursuant to Rule 14a-8(i)(3) because the Proposals are vague and indefinite and therefore materially false and misleading in violation of Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at 914-253-3623 or contact me by email at thomas.tamoney@pepsi.com.

Sincerely,



Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General Counsel and Assistant Secretary
PepsiCo, Inc.

Cc: John L. Thoma

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

rec'd 11-24-09
regular mail

John L. Thoma Jr.

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2009

The following proposal is intended for discussion and vote at the 2010 Pepsico annual meeting.

John L Thoma Jr., who owns 5450 shares of Pepsico Common Stock, submits the following resolution for the reasons stated:

We shareholders of Pepsico common stock instruct the Board of Directors to prohibit the support either financial or by any other means any organization or philosophy which either rejects or supports homosexuality.

The shareholders further instruct the Board of Directors to demand a neutral philosophy concerning homosexuality in the workplace at all Pepsico facilities

Supporting Statement:

Pepsico's assets belong to its shareholders. The expenditure or distribution of corporate assets and philosophical direction should be consistent with shareholders interests.

A subject as controversial as homosexuality is not appropriate for Pepsico as a corporation to take sides.



John L. Thoma Jr.



PEPSICO




Tropicana

QUAKER


November 29, 2009

John L. Thoma Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Thoma:

PepsiCo hereby acknowledges timely receipt of your shareholder proposal for inclusion in PepsiCo's 2010 Proxy statement. Pursuant to SEC Rule 14a-8, please provide to my attention at your earliest convenience proof of your requisite ownership of PepsiCo common stock. Please send to my attention at PepsiCo, Inc., 700 Anderson Hill Rd., Purchase, NY 10577.

Please contact me at 914-253-3251 or megan.hurley@pepsi.com if you have any questions. Additionally, please provide a telephone number and/or email address through which I may contact you. Thank you.

Very truly yours,

Megan Hurley

{C0115438.2 }